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Bart Cima

Director at IBI Group - Transportation and Systems

Seattle, Washington · 500+ connections · See contact info

IBI Group

Northwestern University

Activity

869 followers



Building Opportunity; A Campaign to Build 750 Homes

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2 Likes

You will be missed. Best of luck in Law School

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Experience

Director

IBI Group

Oct 1998 – Present · 20 yrs 9 mos

Greater Seattle Area

Organizational review, strategic planning, detailed design, deployment assistance, costing, operations, and evaluation of public and private transportation technology and toll collection programs and projects.

Member of the Board of Directors

Bellwether

Feb 2013 – Present · 6 yrs 5 mos

Greater Seattle Area

Providing Creative Solutions for Housing Affordability
Afford More Than Rent

http://www.bellwetherhousing.org/

Vice President

David Evans and Associates, Inc.

1993 – 1998 · 5 yrs

Bellevue, WA

Transportation Practice Leader

Vice President

Lockheed Martin IMS

1985 – 1993 · 8 yrs

Washington D.C. Metro Area

Transportation Systems and Services: Tolling, Commerical Vehicle Operations, and Parking

District of Columbia Department of Transportation
1981 – 1984 · 3 yrs
Washington D.C. Metro Area

Policy and Planning

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Education

Northwestern University
MS, Transportation
1974 – 1976

Northwestern University
BS, Civil Engineering
1969 – 1974
Activities and Societies: College of Community Studies

Licenses & Certifications

Registered Professional Engineer
State of Washington

Volunteer Experience

Board of Directors
Bellwether Housing
Jan 2013 • 1 mo
Poverty Alleviation

Skills & Endorsements

Transportation · 38

Endorsed by **Jeanne Acutanza and 2 others who are highly skilled at this**

Endorsed by **4 of Bart's colleagues at IBI Group**

Design-Build · 6

Lydia La Point and 5 connections have given endorsements for this skill

Electronic Toll Collection · 13

Endorsed by **3 of Bart's colleagues at IBI Group**

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